311


05006839

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Fisher & Paykel Appliances Limited (New Zealand)

*CURRENT ADDRESS: 78 Springs Rd.
East Tamaki
Auckland New Zealand

**FORMER NAME:

**NEW ADDRESS:


PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FILE NO. 82- 34808 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/25/05

Fisher&Paykel appliances

82-34868

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ARLS 3-31-04

YEAR END INFORMATION

12 months to 31 March 2004

CONTENTS

SUMMARY OF
PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT
FOR DUAL NZSE/ASX LISTED ISSUERS

Name of Listed Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

For Year Ended: 31 MARCH 2004

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on *audited accounts. If the report is based on audited accounts, any qualification made by the auditor is to be attached.

Consolidated Operating Statement			
	Current Year NZ$'000	* Up/Down %	Previous Corresponding Year NZ$'000
Total operating revenue	938,660	12.4%	834,869
Operating Surplus (Deficit) before unusual items and tax	122,523	18.7%	103,185
Unusual items for separate disclosure	-		-
Operating *Surplus (Deficit) before tax	122,523	18.7%	103,185
Less tax on operating profit	37,217	25.2%	29,735
Operating *Surplus (Deficit) after tax but before minority interests	85,306	16.1%	73,450
Less minority interests	-		-
Equity earnings	-		-
Operating *Surplus (Deficit) after tax attributable to members of Listed Issuer	85,306	16.1%	73,450
Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer	85,306	16.1%	73,450

Earnings per share (amended for 4 for 1 share subdivision)	33 cps		28cps

Final Dividend (amended for 4 for 1 share subdivision)	11.5cps		10.0cps
Date Payable	14 June 04		
Imputation tax credit on latest dividend	49.25373%		

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market:

Nil

* Delete as required

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

(Name of Listed Issuer)

For *Full Year Ended 31 March 2004 (Date) 20/5/04

(referred to in this Report as the 'Current Full Year')

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached and is based on audited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
1		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	Current *Full Year NZ$'000	*Up/Down %	Previous Corresponding *Full Year NZ$'000
1.1		OPERATING REVENUE			
	(a)	Trading Revenue	927,867	12.6%	824,345
	(b)	Other Revenue	10,793	2.6%	10,524
	(c)	Total Operating Revenue	938,660	12.4%	834,869
1.2		OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	122,523	18.7%	103,185
	(a)	Less tax on Operating result	37,217	25.2%	29,735
1.3		OPERATING *SURPLUS AFTER TAX	85,306	16.1%	73,450
	(a)	Extraordinary Items after Tax [detail in Item 3]	-		-
	(b)	Unrealised net change in value of investment properties	-		-
1.4		NET * SURPLUS (DEFICIT) FOR THE PERIOD	85,306	16.1%	73,450
	(a)	Net Surplus (Deficit) attibutable to members	-		-
1.5		NET * SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	85,306	16.1%	73,450

			CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
2		DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
2.1		INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
	(a)	Interest revenue included in Item 1.1(b)	609	865
	(b)	# Unusual items for separate disclosure (detail - item 3)	-	-
	(c)	Equity earnings [detail - item 16]	-	-
	(d)	Interest expense included in Item 1.2 (included all forms of interest, etc)	27,776	19,782
	(e)	Leasing and Renting expenses	9,658	8,863
	(f)	Depreciation	28,044	31,377
	(g)	Diminution in the value of assets (other than depreciation)	-	-
	(h)	Amortisation of Goodwill	662	-
	(i)	Amortisation of other intangible assets	2,680	-
	(j)	Impairment of goodwill	-	-
	(k)	Impairment of other intangible assets	-	-
2.2		SUPPLEMENTARY ITEMS		
	(a)	# Interest costs excluded from item 2.1(d) and capitalised	-	-
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	-	-

Items marked in this way need ne shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

		GROUP - CURRENT *FULL YEAR	
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP DETAILS AND COMMENTS	Operating Revenue NZ$'000	Operating Surplus NZ$'000
	Discontinued Activities		
	(Disclose Operating Revenue and Operating Surplus)		
	TOTAL DISCONTINUED ACTIVITIES	-	-
	Material Unusual (including Non Recurring) Items (included in 1.2)		
	Description		
	TOTAL MATERIAL NON RECURRING ITEMS	-	-
	Extraordinary Items (Ref. Item 1.3(a))		
	Description		
	TOTAL EXTRAORDINARY ITEMS	-	-

			STATEMENT OF MOVEMENTS IN EQUITY	
4		**STATEMENTS OF MOVEMENTS IN EQUITY**	Operating Revenue NZ$'000	Operating Surplus NZ$'000
4.1		*** NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	85,306	73,450
	(a)	*Net Surplus (Deficit attributable to miniroty interest	-	-
4.2		**OTHER RECOGNISED REVENUES AND EXPENSES**		
	(a)	Increases (decreases) in Revaluation Reserve	-	-
	(b)	Currency Translation Differences	(1,199)	(5,390)
	(c)	Minority interest in other recognised revenue and expenses		
4.3		**TOTAL RECOGNISED REVENUES AND EXPENSES**	84,107	68,060
4.4		**OTHER MOVEMENTS**		
	(a)	Contributions by Owners	4,257	1,428
	(b)	Distributions to Oweners	(103,969)	(43,225)
	(c)	Other	-	-
4.5		**EQUITY AT BEGINNING OF FULL YEAR**	575,780	549,517
4.6		**EQUITY AT END OF FULL YEAR**	560,175	575,780

5	EARNINGS PER SECURITY	EARNINGS PER SECURITY	
	Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current Full Year NZ cents	Previous Corresponding *Full Year NZ cents
(a)	Basic EPS	33	28
(b)	Diluted EPS (if materially different from (a)	32	28

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]

(a)	Name of subsidiary or group of subsidiaries	Farmers Finance	N.A.
(b)	Percentage of ownership acquired	100%	
(c)	Contribution to consolidated net *Surplus (Deficit) (item 1.4)	$ 3,254	
(d)	Date from which such contribution has been calculated	1 November 2003	
		$	

7 MATERIAL DISPOSALS OF SUBSIDIARIES [See Note (VII) attached]

(a)	Name of subsidiary or group of subsidiaries	N.A.	N.A.
(b)	Contribution of subsidiaries to consolidated net *Surplus (Deficit) (item 1.4)	$	
(c)	Date to which such contribution has been calculated		
(d)	Contribution to consolidated net *Surplus (Deficit) (item 1.4) for the previous corresponding Full Year	$	
(e)	Contribution to consolidated net *surplus (deficit) (item 1.4) from sale of subsidiary	$	

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *full year report

SEGMENTS

Industry

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

Geographical

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

[Note (VIII) attached has particular relevance for the Preparation of this statement]		CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
9	**CURRENT ASSETS:**	At end of Current * Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
(a)	Cash	18,884	2,995	
(b)	Trade Receivables	91,554	84,841	
(c)	Investments (Finance Receivables)	341,041	182,234	
(d)	Inventories	134,418	138,982	
(e)	Other assets, current	2,144	1,401	
	TOTAL CURRENT ASSETS	588,041	410,453	-
9.1	**NON-CURRENT ASSETS**			
(a)	Finance Receivables	224,578	70,112	
(b)	Investments	-	230,862	
(c)	Inventories	-	-	
(d)	Property, plant and equipment	252,162	232,392	
(e)	Goodwill	31,109	-	
(f)	Deferred Taxation Assets	18,909	19,583	
(g)	Other Intangible Assets	125,957	-	
(h)	Other assets, non current	4,972	1,509	
9.2	**TOTAL NON-CURRENT ASSETS**	657,687	554,458	-
9.3	**TOTAL ASSETS**	1,245,728	964,911	-
9.4	**CURRENT LIABILITIES:**			
(a)	Trade Creditors	84,456	65,362	
(b)	Income in advance, current	-	-	
(c)	Secured Loans	455,762	162,708	
(d)	Unsecured Loans	13,017	7,008	
(e)	Provision, current	25,389	20,388	
(f)	Other Liabilities, current	21,689	19,420	
	TOTAL CURRENT LIABILITIES	600,313	274,886	-
9.5	**NON-CURRENT LIABILITIES**			
(a)	Accounts payable, non-current	-	-	
(b)	Secured Loans	54,418	56,108	
(c)	Unsecured Loans	16,743	44,079	
(d)	Provisions, non-current	14,079	14,058	
(e)	Deferred Taxation Liabilty, non-current	-	-	
(f)	Other Liabilities, non-current	-	-	
9.6	**TOTAL NON-CURRENT LIABILITIES**	85,240	114,245	-
9.7	**TOTAL LIABILITIES**	685,553	389,131	-
9.8	**NET ASSETS**	560,175	575,780	-
9.9	**SHAREHOLDERS' EQUITY**			
(a)	Share capital (optional)	553,610	549,353	
(b)	Reserves (optional) (i) Revaluation reserve			
	(ii) Other reserves	(6,142)	(4,943)	
(c)	Retained *surplus (accumulated deficit) (optional)	12,707	31,370	
9.10	**SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	560,175	575,780	-
(a)	Minority equity interests in subsidiaries		-	
9.11	**TOTAL SHAREHOLDERS' EQUITY**	560,175	575,780	-
(a)	Returns on Assets (%) (EBIT divided by Total Assets_	10.4%	11.3%	
(b)	Return on Equity (%) (Net Income divided by Shareholders Equity)	15.2%	12.8%	
(c)	Debt to Equity Ratio (5) (Total Liabilities divided by Shareholders Equity)	1.2	0.7	

(See Note (IX) attached)	CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FULL YEAR	
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
(a) Receipts from Customers	854,050	757,068
(b) Interest Received	69,763	44,109
(c) Dividends Received	10,184	9,659
(d) Payments to Suppliers and Employees	(734,412)	(665,079)
(e) Interest Paid	(28,055)	(20,040)
(f) Income Taxes Paid	(31,078)	(17,965)
(g) Other		-
NET OPERATING CASH FLOWS	140,452	107,752

11 CASH FLOWS RELATING TO INVESTING ACTIVITIES

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
(a) Cash proceeds from sale of property, plant and equipment	214	18
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans repaid by other entities	442,082	273,644
(d) Cash paid for purchases of property, plant and equipment	(44,703)	(22,573)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	-
(g) Loans to other entities	(468,754)	(272,655)
(h) Other	41,420	-
NET INVESTING CASH FLOWS	(29,741)	(21,566)

[See Note (IX) attached]

12 CASH FLOWS RELATED TO FINANCING ACTIVITIES

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
(a) Cash proceeds from issues of shares, options, etc.	(1,917)	459
(b) Borrowings	54,057	56,036
(c) Repayment of borrowings	(68,763)	(81,645)
(d) Dividends paid	(103,969)	(43,225)
(e) Other cashflows relating to financing activities	(2,355)	(2,428)
NET FINANCING CASH FLOWS	(122,947)	(70,803)

[See Note (IX) attached]

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
13 NET INCREASE (DECREASE) IN CASH HELD	(12,236)	15,383
(a) Cash at beginning of *full year	(4,013)	(20,907)
Cash obtained from acquisition	21,457	-
(b) Exchange rate adjustments to Item 12.3(a) above	659	1,511
(c) CASH AT END OF FULL YEAR	5,867	(4,013)

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Nil

15 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

Cash at the end of the *full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Cash on Hand and at Bank	18,884	2,995
Deposits at call	-	-
Bank Overdraft	(13,017)	(7,008)
Other (provide details eg. Term Deposits)	-	-
Total = Cash at End of *Full Year [Item 13(c)]	5,867	(4,013)

16	EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS	EQUITY ACCOUNTED EARNINGS FROM ASSOCIATES	
	Information attributable to the reporting group's share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 "Accounting for Investments in Associates)	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
16.1	GROUP SHARE OF RESULTS IN ASSOCIATES		
(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX	-	-
(b)	Less tax	-	-
(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX	-	-
	(i) Extraordinary items (gross)	-	-
(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	-	-

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) **The group has a material (from group's viewpoint) interest in the following corporations:**

Name	Percentage of ordinary shares held at end of full year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	Current *Full Year	Previous Corresponding *Full Year	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
			Equity Accounted in current year	
Other Material Interests			**Not Equity Accounted in current year**	
Fisher & Paykel Healthcare Corporation Limited	Nil	19.4	10,106	9,512

(b) **INVESTMENTS IN ASSOCIATES**

	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Carrying value of investments in associates at the beginning of the full year	Nil	Nil
Share of changes in associates' post acquisition surplus/ and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of the full year		
Amount of goodwill included in the carrying value at the end of the full year	Nil	Nil

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:						
# (Description)						
Issued during current *full year		Nil				
ORDINARY SHARES:						
Ordinary Shares as at 31/3/04		261,670,096				
Issued during current full year		1,647,788				
CONVERTIBLE NOTES						
# (Description)						
Issued during current *full year		Nil				
OPTIONS:					Exercise Price	Expiry Date
Issued during current full year				Nil		
DEBENTURES - Totals only:						
UNSECURED NOTES - Totals only:						
OTHER SECURITIES						

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. |If insufficient space below, provide details in the pages attached to this report

(a) Material factors affecting the revenues and expenses for the current full year

Refer Attached

(b) Significant trends or events since the end of the current full year

Refer Attached

(c) Changes in accounting policies since last Annual Report

Nil

(d) Critical Accounting Policies - Management belives the following to be critical accounting policies That is they are both important to the portrayal of the issuers financial condition and results as they require management to make judgements and estimates about matters they are inherently uncertain

(e) Managements discussion and analysis of financial condition, result, and/or operations (optional) This section should containforward looking statements that should outline where these involved risk and uncertainty

Refer Attached

(f) Other Comments

Refer Attached

19	DIVIDENDS	
(a)	Dividend yield as at Balance Date % (Annual dividend per share divided by price per share)	13.8%
(b)	Tax Adjusted Dividend Yield as at Balance Sheet % (Annual net dividend per share divided by price per share)	9.2%

20	ANNUAL MEETING

(a) To be held at Ellerslie Conventon Centre

(b) Date 16 August 2004 Time 2pm

(c) Approximate date of availability of Annual Report 30 June 2004

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 20 May 2004

H. O. [signature]

(signed by) Authorised Officer of Listed Issuer

20 May 2004
(date)

Appendix 7 of Listing Rules.

TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10
For change to allotment, Listing Rule 7.12.1, a separate advice is required

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Full name of Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Name of officer authorised to make this notice: M.D. RICHARDSON

Authority for event, e.g. Directors' resolution: DIRECTORS RESOLUTION

Contact phone number: (09) 273 0592

Contact fax number: (09) 273 0609

Date: 20 / 05 / 2004

Nature of event
Tick as appropriate

Bonus Issue ☐ *If ticked, state whether: Taxable* ☐ */ Non Taxable* ☐ *Conversion* ☐ *Interest* ☐ *Rights Issue Renouncable* ☐

Rights Issue non-renouncable ☐ *Capital change* ☐ *Call* ☐ *Dividend* ☒ *If ticked, state whether: Interim* ☐ *Full Year* ☒ *Special* ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form*

Description of the class of securities: ORDINARY SHARES

ISIN: NZFPAE0001S2
If unknown, contact NZSE

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class*

Description of the class of securities:

ISIN:
If unknown, contact NZSE

Number of Securities to be issued following event:

Minimum Entitlement:

Ratio, e.g ① for ② ☐ *for* ☐

Conversion, Maturity, Call Payable or Exercise Date:
Enter N/A if not applicable

Treatment of Fractions:

Tick if pari passu ☐ OR *provide an explanation of the ranking*:

Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security: $0.11500

Source of Payment: Revenue Reserves

Currency: New Zealand Dollars

Supplementary dividend details - Listing Rule 7.12.7
Amount per security in dollars and cents: $0.020294
Date Payable: 14 June, 2004

Total monies: $30,092,061

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price: $

Resident Withholding Tax: $ Nil

Credits (Give details): $0.056642

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm
For calculation of entitlements - must be the last business day of a week: 4 June, 2004

Application Date
Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.: 14 June, 2004

Notice Date
Entitlement letters, call notices, conversion notices mailed:

Allotment Date
For the issue of new securities. Must be within 5 business days of record date.:

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:


NZSE
New Zealand
Stock Exchange

COMMENTS ON FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2004

[NZX/ASX STOCK EXCHANGE RELEASE THURSDAY 20 MAY 2004]

STRONG PERFORMANCE CONTINUES – RECORD RESULT

Fisher & Paykel Appliances Holdings Limited continued its strong performance for the year ended 31 March 2004 by posting a record net profit after tax of $85.3 million. This represents an increase of 16.1 per cent and compares favourably with $73.4 million for the previous year.

Other highlights for the year include:

- the establishment of an alliance with Whirlpool Corporation;
- the acquisition of Farmers Finance;
- the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.

Profit after taxation attributable to the Appliances and Finance businesses was $75.2 million, up 17.5 per cent, compared to $64 million for the corresponding previous year. In addition a $10.1 million dividend received from Fisher & Paykel Healthcare Corporation Limited (the Healthcare Dividend) during the year, lifted the overall Profit after taxation to $85.3 million.

Appliances contributed strongly to the result. Operating profit before interest and taxation, at $102.1 million, was an 11.9 per cent increase on the previous year.

Finance, aided by the purchase of Farmers Finance, contributed $17.7 million, before acquisition interest and taxation, an increase of 126.8 per cent on the previous year.

Earnings from the Farmers Finance business, have been included from the acquisition date, 1 November 2003.

Total operating profit before interest and taxation, which included the $10.1 million Healthcare Dividend, was $129.9 million, up $21.3 million or 19.6 per cent on the previous year.

There were no abnormal items for the current or previous year.

NET PROFIT PERFORMANCE

The result is summarised in the table below:

	2004 NZ$000	2003 NZ$000	% Change
Operating Profit Before Interest and Taxation			
▪ Appliances	102,109	91,269	11.9
▪ Finance	17,690	7,801	126.8
	119,799	99,070	20.9
▪ Healthcare Dividend	10,106	9,512	6.2
	129,905	108,582	19.6
Interest Expense *	(7,382)	(5,397)	36.7
Operating Profit Before Taxation	122,523	103,185	18.7
Taxation	(37,217)	(29,735)	25.2
Profit After Taxation	**85,306**	**73,450**	**16.1**

* Comprises trading interest in the Appliances group and acquisition interest in the Finance group.

REVENUE

Total sales revenue at $938.7 million for the year was up $103.8 million (12.4 per cent) on the previous year. This increase included additional revenue from the Farmers Finance business of $30.6 million.

A break down of revenue is set out below.

	2004 NZ$000	2003 NZ$000
Appliances		
▪ New Zealand	244,219	226,078
▪ Australia	418,860	370,451
▪ USA	139,662	130,224
▪ Singapore	8,766	13,000
▪ Europe	23,554	19,634
▪ Rest Of World	17,687	20,686
Total Appliances Revenue	852,748	780,073
Finance New Zealand	75,119	44,272
Dividends	10,184	9,659
Interest	609	865
Total Revenue	**938,660**	**834,869**

CASHFLOW

A record cash flow of $140.5 million was generated from operations. This is a significant outcome, given the expansion of activity that occurred during the period.

Working capital levels for the Appliances business (inventories and trade debtors net of trade creditors) declined by $12.3 million during the year. This improvement was due to a continued focus on supply chain management, improved factory scheduling and receivables management.

CAPITAL AND DEPRECIATION

Capital expenditure was as follows:

	2004 NZ$000	2003 NZ$000
APPLIANCES	43,272	21,466
FINANCE	1,431	1,107

Appliances invested in additional capacity where necessary to support the growth in sales. The factory in Dunedin has been extended and a new plant is being constructed on the Auckland site.

Depreciation charges for the year were:

	2004 NZ$000	2003 NZ$000
APPLIANCES	26,474	28,699
FINANCE	1,570	2,678

DIVIDEND AND EARNINGS PER SHARE

On 14 November 2003 the Company subdivided its existing ordinary shares. Each one existing ordinary share in the Company was subdivided into four ordinary shares.

The Directors have approved a final dividend of 11.5 cents per share for the year ended 31 March 2004 carrying a full imputation credit. This brings the total dividends for the year to 41.3 cents per share. Non-resident shareholders will receive a supplementary dividend of 2.029 cents per share.

The final dividend will be paid on 14 June 2004, with a record date of 4 June 2004 for the NZX and an ex-dividend date of 31 May 2004 for the ASX and 8 June 2004 for the NZX.

Dividend payments per share over the last two years are summarised below. Dividends paid before 14 November 2003 are restated for the share subdivision that occurred on that date.

	Cents Per Share	
	2003/04	2002/03
Interim	8.8	8.5
Final	11.5	10.0
Special *	21.0	-
Total Dividend	41.3	18.5
Earnings Per Share	32.7	28.3

* Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.

SALE OF INVESTMENTS

On 20 February 2004 the Company sold its entire shareholding in Fisher & Paykel Healthcare Corporation Limited at $11.65 per share, which was equivalent to the Company's carrying value. Total net proceeds from the sale were $230.9 million. This was used to retire debt ($90.9 million) and to pay the special dividend ($55 million) to shareholders on 26 March 2004. The Company has announced that the balance ($85 million) will be returned to shareholders by way of an on market share buy back.

Due to the limited liquidity of the Company's shares at this time a decision has been made to defer the buy back until later this calendar year.

APPLIANCES

Appliances had a strong trading performance, notwithstanding ongoing intense competition in most of the markets where the company operates.

	2004 NZ$000	2003 NZ$000
Total Appliance Revenue	853,311	780,895
Operating Profit before Interest and Taxation	102,109	91,269
Assets Employed	485,450	468,270
Earnings to Sales Margin	12.0%	11.7%

Operating profit before interest and taxation was substantially up at $102.1 million ($91.3 million). In the first half the business achieved an operating margin of 10.6 per cent. Due to changes in a number of factors, including sales mix, this improved during the second half of the year to 13.2 per cent.

Appliances sales volumes grew by 17.8 per cent to exceed 1.19 million units for the year.

Unit sales are summarised as follows:

	UNITS		
	2004	**Growth %**	**2003**
New Zealand	316,900	13.9	278,200
Australia	658,400	16.8	563,500
USA	149,600	37.6	108,700
Singapore	12,200	-10.3	13,600
Europe	26,300	49.4	17,600
Rest of World	33,300	-1.8	33,900
Total	**1,196,700**	**17.8**	**1,015,500**

In New Zealand sales volumes were up by 13.9 per cent (8.5 per cent in NZD terms). This was due to continued buoyant trading conditions and effective marketing, resulting in record sales that exceeded 300,000 units.

The 16.8 per cent volume growth in Australia, (14.1 per cent in AUD terms) was pleasing. Sales were strong throughout the year and market shares grew in selected product categories. A more positive sales mix was experienced in the second half, in line with the seasonal nature of the business. However, price pressure remained evident throughout the year.

The USA market continued to expand. At just under 150,000 units, for the year, the growth amounted to 37.6 per cent on the previous year (30.7 per cent in USD terms). The general improvement in the economy and in particular the good work being done with our retail outlets has stimulated this growth. While clothes washers and DishDrawer® have dominated our sales in this country, there has been sustained growth in cooking appliances. The USA is now the Company's third largest market with high growth prospects.

Singapore continued to experience difficult economic times. This is reflected in the 10.3 per cent decline in unit sales (15.9 per cent decrease in SGD terms).

The entire European business, including the UK, reflects a growth in volume to 26,300 units, 49.4 per cent higher than the previous year.

Rest of World unit sales were 33,300 units (33,900 last year), a decline of 1.8 per cent.

Strategic Alliance

In August 2003, an alliance was formed with Whirlpool Corporation, the largest appliance manufacturer in the world. Under this agreement arrangements have been concluded for Whirlpool to distribute the Fisher & Paykel brand in England, Scotland, and Wales. In New Zealand Fisher & Paykel Appliances will distribute Whirlpool branded products. A supply agreement has been finalised whereby Whirlpool will source DishDrawer® dishwashers for sale in the USA under their brands. Fisher & Paykel Appliances will continue to sell its Fisher & Paykel branded DishDrawer® range in that country. These arrangements will have long term positive benefits for Fisher & Paykel Appliances.

FINANCE

	2004 NZ$000	2003 NZ$000
Revenue	75,243	44,462
Operating Profit Before Acquisition Interest and Taxation	17,690	7,801
Finance Receivables	565,619	250,847

The Finance group recorded a strong result. Earnings before acquisition interest and taxation, which include five months earnings from the recently acquired Farmers Finance business, were $17.7 million ($7.8 million last year).

The Finance group continued to deliver a satisfactory level of earnings in its lending activities. Growth has occurred throughout the year in the insurance and extended warranty business. In addition, an innovative new instalment credit card ('Q Card') has been introduced to retailers and consumers. The Farmers Finance business, and in particular the Farmers consumer credit card, considerably strengthens the Finance group, and has exceeded our initial expectations. The integration of the businesses is proceeding as planned.

OUTLOOK

In the New Zealand and Australian markets, there is a prospect of some easing in sales, reflecting any decline in economic growth. Any reduction in sales is expected to be offset by growth in other markets, particularly the USA and Europe.

In the United States growth will be stimulated by the increase in distribution through the Lowes retail chain. Lowes, having some 950 stores, will bring the total number of outlets carrying the Fisher & Paykel brand to more than 3,000. The Company will accommodate increasing distribution requirements through its existing warehousing facilities in California, Chicago, and Vancouver, and a new depot in Orlando. SmartLoad® dryers and a limited selection of refrigerator models will also be introduced into the market.

Due to the increased volumes of product required, particularly for our USA markets in DishDrawer®, cookware and clothes washers, additional manufacturing capacity is required. This, coupled with our continuing new platform product developments, will require a capital spend in the current year of around $55 million to support our appliance operations.

The company has hedged 80 per cent of its forecasted Australian dollar exposure through to 31 March 2005 at an average rate of $A0.8707. The average rate for the Australian dollar in the 2003/04 year was $A0.8458. The Company expects to substantially maintain its natural hedge against the United States dollars throughout the 2004/05 financial year

Further improvement in the profitability of the Finance group is expected following the full integration of the Farmers Finance business with the existing Finance operations. Savings from synergies in operations are expected to be partially offset by one-off integration costs in the current financial year. On going cost savings and business growth are expected to enhance earnings in the 2005/06 financial year and beyond.

Notwithstanding the loss of the dividend from Fisher & Paykel Healthcare Corporation Limited, the Directors expect the 2004/05 result to be in line with that of the 2003/04 financial year.



G A PAYKEL
Chairman
20 May 2004

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Statement of Accounting Policies

These financial statements are presented in accordance with the New Zealand Companies Act 1993, the New Zealand Financial Reporting Act 1993 and generally accepted accounting practice in New Zealand. The Parent Company's financial statements are for Fisher & Paykel Appliances Holdings Limited as a separate entity and the Consolidated financial statements are for the Fisher & Paykel Appliances Holdings Limited Group which includes all its subsidiaries.

NATURE OF OPERATIONS

Fisher & Paykel Appliances Holdings Limited is a New Zealand based international company which has two principal areas of business:

- Appliance manufacturer, distributor and marketer (Appliances group),
- Financial services in New Zealand (Finance group).

The Appliances group is a leading designer and manufacturer of major household appliances in New Zealand and Australia. It is the largest supplier of major household appliances in New Zealand and the second largest supplier in Australia.

The Finance group is a leading provider of retail point of sale consumer finance (including the Farmers Card), insurance services, and rental and leasing finance.

GENERAL ACCOUNTING POLICIES

The financial statements are based on the general principles of historical cost accounting, with the exception of investments in subsidiaries which are at net tangible asset value. Reliance is placed on the Group continuing as a going concern.

The following particular accounting policies which materially affect the measurement of profit, financial position and cash flows have been applied.

SPECIFIC ACCOUNTING POLICIES

Consolidation

The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-group transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

The Finance group, comprising Fisher & Paykel Finance Limited, its subsidiary companies and Fisher & Paykel Financial Services Limited, is independently funded and is not guaranteed by Fisher & Paykel Appliances Holdings Limited, or any other non Finance group companies.

Revenue Recognition

Goods and Services

Sales are recognised in accordance with the terms of sale when the benefits of ownership and risk of loss passes to the customer.

Long term contracts

The revenue on long term contracts is recognised over the period of the project. The percentage of completion method is used to determine the appropriate amount to recognise in a given period. The full amount of any anticipated loss, including that relating to future work on the contract, is recognised as soon as it is foreseen.

Investment income

Dividend income is recognised in the period the dividend is declared.

Interest is accounted for as earned.

Income on finance receivables

Income on finance receivables is recognised on an actuarial basis (effective interest metthod) calculated on the net amount outstanding.

Fee income

Yield related fees for finance receivables are accrued to income over the term of the loan on an actuarial basis. Facility fee income on amounts advanced to bulk finance retailers is accrued to income on a straight line basis over the term of the facility.

Fees charged to customer accounts in arrears are recognised as income at the time the fees are charged.

Insurance income

The earned portion of premiums received and receivable is recognised as revenue. Premium income on insurance products is earned from the date of risk commencement based on a method which approximates the pattern of risk underwritten. Warranty income is earned using methods which match the approximate timing and cost of the underlying services provided. Income from fixed interest investments is recognised on an accrual basis.

Insurance Expense

Provision has been made for the estimated cost of all the claims reported at balance date but not settled. The outstanding claims reserve is calculated on the maximum potential value outstanding on the individual claims. Further provision has been made for claims incurred but not reported.

Claim handling expenses are calculated based on time and effort involved in claim processing.

Acquisition costs relating to unearned premium are deferred as they represent a future benefit. Deferred acquisition costs are amortised in accordance with the earning pattern of the associated premium.

Reinsurance is expensed on a straight line basis.

Advertising and sales promotion costs

All advertising and sales promotion costs are expensed as incurred.

Earnings per share

Earnings per share is computed by using the weighted average number of ordinary shares outstanding during each period.

Employee share ownership plans

The Group operates an employee share ownership scheme for employees. The initial purchase of shares by the scheme is funded by advances from within the Group. No compensatory expense is recognised in the statement of financial performance.

Employee share option plan

The Group operates an employee share option scheme for employees. No compensatory expense is recognised in the statement of financial performance.

Employee entitlement

Employee entitlements to salaries and wages, annual leave, long service and other benefits are recognised when they accrue to employees and are fully vested. The Group operates a pension plan for employees. While there are different entitlements under the plan, the scheme is primarily a defined contribution plan and contributions to the plan are expensed when made.

Inventories

Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all charges except finance, administration, research and development, selling and distribution overheads.

Fixed assets

Fixed assets are recorded at cost, excluding interest.

External software direct costs together with payroll and related costs for employees directly associated with the development of software are capitalised. Costs associated with upgrades and enhancements are capitalised to the extent they result in additional functionality.

Depreciation

Fixed Assets, other than Freehold Land and Capital Work in Progress, are depreciated on a straight line basis over their total estimated useful lives as follows :

Buildings	50 years
Plant and Equipment	3 -15 years
Vehicles	5 years
Tooling	3 years
Software	3 - 10 years
Patents	10 years

Intangible assets

Licenses are amortised on a straight line basis over their estimated useful life of 20 years.

The excess of cost over the fair value of the net assets of subsidiaries is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Investments

Subsidiary companies are valued at net tangible asset value. Other investments are valued at the lower of cost or net realisable value.

Leases

Operating lease payments are expensed on a straight line basis over the period of the lease.

Research and development

Research expenditure is expensed as it is incurred. Development expenditure is expensed as incurred, unless that expenditure relates to new product platforms where it is expected that the new product will be marketed, in which case the expenditure is capitalised and amortised on a systematic basis reflecting the period of consumption of the benefit.

Finance receivables and trade debtors

Finance receivables are shown net of unearned income and financing losses which are expected in future accounting periods. All known losses are written off in the period in which they become evident.

A specific provision is maintained to cover all identified doubtful debts. All known bad debts are written off against the specific provision in the period in which they become classified as irrecoverable.

General provisions for doubtful debts and outstanding fees are maintained to cover unidentified possible losses and latent risks inherent in the overall portfolio of finance receivables.

Provision for warranty

Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred. Warranty terms vary but generally are 2 years parts and labour.

Debenture issue expenses

Issuing costs are capitalised where they can be matched with related borrowings. Capitalised costs are amortised to interest costs evenly over the term of the borrowings.

Taxation

The taxation expense charged against profit includes both current and deferred tax and is calculated after allowing for permanent differences.

The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

Goods and Services Tax (GST)

The statement of financial performance and statement of cash flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Foreign currencies

Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction, or at the hedged rate if financial instruments have been used to reduce exposure.

At balance date, foreign monetary assets and liabilities are translated at the year end closing or hedged rates, and exchange variations arising from these translations are included in the Statement of Financial Performance.

The financial statements of independent foreign subsidiaries are translated at the following exchange rates:

- The year end closing exchange rate for assets and liabilities
- The monthly weighted average exchange rate for revenue and expense transactions.

The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve in the Statement of Financial Position.

Statement of cash flows

The following are the definitions of the terms used in the Statement of Cash Flows:

a) Cash comprises cash on hand, bank balances and call borrowings, where the term of the call borrowings facility is less than one year.

b) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, investments and finance receivables.

c) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Group. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

d) Operating activities include all transactions and other events that are not investing or financing activities.

Financial instruments

The Group has various financial instruments for the purpose of reducing its exposure to fluctuations in foreign currency exchange rates and interest rates. These financial instruments are subject to risk that market rates may change subsequent to acquisition. For interest rate instruments, the differential to be paid or received is accrued as interest rates change and is recognised as a component of interest expense over the life of the instrument. Exchange gains and losses arising on contracts which qualify as hedges for accounting purposes are deferred until the date the underlying transactions occur at which time they are included in the determination of Profit After Taxation. Gains and losses on instruments that do not qualify as hedges are recognised in the statement of financial performance as they occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors and management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment

Annually, the directors assess the carrying value of each asset. Where the estimated recoverable amount of the asset is less than its carrying amount, the asset is written down. The impairment loss is recognised in the statement of financial performance.

Changes in Accounting Policies

The Group has not changed its accounting policies.

Statement of Financial Performance

Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent 2003 NZ$000	Parent **2004 NZ$000**		Notes	Consolidated **2004 NZ$000**	Consolidated 2003 NZ$000
55,470	**76,376**	Operating revenue	1	**938,660**	834,869
55,436	**76,361**	Operating profit before interest and taxation		**129,905**	108,582
-	-	Interest expense	2	**(7,382)**	(5,397)
55,436	**76,361**	Operating profit before taxation	2	**122,523**	103,185
(9,305)	**(2,399)**	Taxation	3	**(37,217)**	(29,735)
46,131	**73,962**	**Profit after taxation**		**85,306**	73,450

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2004	2003
Earnings per share	**0.33**	**0.28** *
Diluted earnings per share	**0.32**	**0.28** *

* Restated for 4 for 1 share subdivision made on the 14 November 2003.

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2004

Parent 2003 NZ$000	Parent 2004 NZ$000		Notes	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000	Consolidated 2003 NZ$000	Appliances Group 2003 NZ$000	Finance Group 2003 NZ$000
		Assets							
		Current assets							
2	**2**	Cash and bank balances		**18,884**	**2,714**	**16,170**	2,995	2,922	73
27	**15**	Debtors and other current assets	4	**91,554**	**80,641**	**10,913**	84,841	80,533	4,308
		Finance receivables	5	**341,041**	**-**	**341,041**	182,234	268	181,966
		Inventories	6	**134,418**	**134,418**		138,982	138,982	
2,448	**6,662**	Taxation	7	**2,144**	**2,144**	**-**	1,401	1,401	
203,928	**394,682**	Intergroup advances							
206,405	**401,361**	Total current assets		**588,041**	**219,917**	**368,124**	410,453	224,106	186,347
		Non current assets							
		Property plant and equipment	8	**252,162**	**244,360**	**7,802**	232,392	224,685	7,707
		Investment in Fisher & Paykel Healthcare							
[illegible]0,862	**-**	Corporation Limited	11	**-**	**-**		230,862	230,862	
[illegible]8,669	**158,814**	Investments in subsidiaries	12						
		Investment in finance group			**227,122**			37,033	
		Other assets		**4,972**	**3,917**	**1,055**	1,509	968	541
		Finance receivables	5	**224,578**	**-**	**224,578**	70,112	1,231	68,881
		Intangible assets	9	**157,066**		**157,066**			
		Deferred taxation	13	**18,909**	**17,256**	**1,653**	19,583	17,280	2,303
379,531	**158,814**	Total noncurrent assets		**657,687**	**492,655**	**392,154**	554,458	512,059	79,432
585,936	**560,175**	**Total assets**		**1,245,728**	**712,572**	**760,278**	964,911	736,165	265,779
		Liabilities							
		Current liabilities							
		Bank overdrafts	14	**13,017**	**13,017**		7,008	7,008	
		Trade creditors		**52,252**	**52,252**		45,946	45,946	
		Provisions	15	**25,389**	**25,389**		20,388	20,388	
		Finance borrowings	16	**455,762**		**455,762**	162,708		162,708
		Taxation	7	**702**	**412**	**290**	1,570	1,441	129
		Other liabilities	18	**53,191**	**30,505**	**22,686**	37,266	27,465	9,801
10,156	**-**	Intergroup borrowings							
10,156	**-**	Total current liabilities		**600,313**	**121,575**	**478,738**	274,886	102,248	172,638
		Term liabilities							
		Term borrowings	17	**16,743**	**16,743**		44,079	44,079	
		Finance borrowings	16	**54,418**		**54,418**	56,108		56,108
		Provisions	15	**14,079**	**14,079**		14,058	14,058	
		Total term liabilities		**85,240**	**30,822**	**54,418**	114,245	58,137	56,108
10,156	**-**	**Total Liabilities**		**685,553**	**152,397**	**533,156**	389,131	160,385	228,746
		Shareholders' equity							
575,780	**560,175**	Shareholders' equity	19	**560,175**	**560,175**		575,780	575,780	
		Investment in finance group				**227,122**			37,033
575,780	**560,175**	**Total shareholders' equity**		**560,175**	**560,175**		575,780	575,780	
585,936	**560,175**	**Total liabilities and shareholders' equity**		**1,245,728**	**712,572**	**760,278**	964,911	736,165	265,779

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 20 May 2004

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent 2003 NZ$000	Parent **2004 NZ$000**		Note	Consolidated **2004 NZ$000**	Consolidated 2003 NZ$000
549,517	**575,780**	**Shareholders' equity at the beginning of the year**		**575,780**	549,517
1,428	**4,257**	Issue of share capital	19	**4,257**	1,428
1,428	**4,257**			**4,257**	1,428
46,131	**73,962**	Profit after taxation		**85,306**	73,450
(43,225)	**(103,969)**	Dividends	19	**(103,969)**	(43,225)
21,929	**10,145**	Movement in revaluation reserve	19		
		Movement in currency translation reserve	19	**(1,199)**	(5,390)
575,780	**560,175**	**Shareholders' equity at the end of the year**		**560,175**	575,780

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent 2003 NZ$000	Parent 2004 NZ$000		Notes	Consolidated 2004 NZ$000	Consolidated 2003 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**854,050**	757,068
		Financing interest and fee receipts		**69,199**	43,294
55,470	**76,376**	Dividends received		**10,184**	9,659
		Interest received		**564**	815
(285)	**(1,012)**	Payments to suppliers and employees		**(734,412)**	(665,079)
		Taxation paid		**(31,078)**	(17,965)
		Interest paid		**(28,055)**	(20,040)
55,185	**75,364**	Net cash flow from operations	20	**140,452**	107,752
		Cash flows from (used in) investing activities			
		Sale of fixed assets		**214**	18
		Principal on loans repaid by customers		**442,082**	273,644
		Purchase of fixed assets		**(44,703)**	(22,573)
		New loans to customers		**(468,754)**	(272,655)
		Acquisition of Finance Company		**(189,442)**	-
-	**230,862**	Sale of shares in Fisher & Paykel Healthcare		**230,862**	-
1,179	**-**	Investments other			
1,179	**230,862**	Net cash flow from (used in) investing activities		**(29,741)**	(21,566)
		Cash flows from (used in) financing activities			
248	**-**	Employee Share Purchase Scheme		**(1,917)**	459
		New term borrowings		**4,525**	39,818
		New finance borrowings		**49,532**	16,218
		Repayment of term borrowings		**(31,861)**	(54,612)
		Repayment of finance borrowings		**(36,902)**	(27,033)
-	**4,257**	Issue of share capital		**4,257**	-
(43,225)	**(103,969)**	Dividends paid		**(103,969)**	(43,225)
(2,428)	**(6,612)**	Supplementary dividends paid to overseas shareholders		**(6,612)**	(2,428)
(10,985)	**(199,902)**	Intercompany borrowings			
(56,390)	**(306,226)**	Net cash flows from (used in) financing activities		**(122,947)**	(70,803)
(26)	**-**	Net increase (decrease) in cash		**(12,236)**	15,383
28	**2**	Opening cash		**(4,013)**	(20,907)
		Cash obtained from acquisition of Finance Company		**21,457**	-
		Effect of foreign exchange rates		**659**	1,511
2	**2**	Closing cash		**5,867**	(4,013)
		Reconciliation of closing cash			
2	**2**	Bank		**18,884**	2,995
		Bank overdrafts		**(13,017)**	(7,008)
2	**2**			**5,867**	(4,013)

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

1 OPERATING REVENUE

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		Appliances		
		New Zealand	**244,219**	226,078
		Australia	**418,860**	370,451
		USA	**139,662**	130,224
		Singapore	**8,766**	13,000
		Europe	**23,554**	19,634
		Rest of World	**17,687**	20,686
-	**-**	Total Appliances Revenue	**852,748**	780,073
		Finance		
		New Zealand	**75,119**	44,272
55,470	**76,376**	Dividend	**10,184**	9,659
		Interest	**609**	865
55,470	**76,376**	Total Operating Revenue	**938,660**	834,869

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000

2 OPERATING PROFIT BEFORE TAXATION

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
55,436	**76,376**	Operating profit before taxation	**122,523**	103,185
		After charging (crediting):		
		Remuneration of auditors:		
		Audit fees paid to auditors of the group	**560**	384
		Other fees paid to auditors of the group	**179**	140
		Donations	**195**	59
		Depreciation:		
		Appliances - Buildings	**2,116**	2,157
		- Leasehold improvements	**100**	132
		- Plant and equipment	**22,096**	24,398
		- Computer software	**2,162**	2,012
		Finance group - Buildings	**273**	273
		- Plant and equipment	**408**	396
		- Computer software	**889**	2,009
		Amortisation:		
		Finance Group - Goodwill	**662**	-
		- Licenses	**2,680**	-
		Loss/(gain) on sale of fixed assets	**(333)**	534
		Interest expense:		
		- Term borrowings	**5,950**	1,419
		- Bank overdraft and call borrowings	**1,432**	3,978
		Finance Group - Operating interest	**20,394**	14,385
		Research and development	**13,591**	11,817
		Rental and operating leases	**9,658**	8,863
		Realised gain on foreign currency	**-**	(306)
		Bad debts written off:		
		Appliances	**210**	45
		Production Machinery	**-**	2,231
		Finance Australia	**(63)**	227
		Finance New Zealand	**4,751**	1,526
		Movement in provision for doubtful debts:		
		Appliances	**247**	(176)
		Finance Australia	**(113)**	(207)
		Finance New Zealand	**(1,374)**	182
415	**394**	Directors' fees	**405**	434

3 TAXATION

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
55,436	**76,361**	Operating profit before taxation	**122,523**	103,185
18,294	**25,199**	Taxation at current rate of 33%	**40,433**	34,051
		Adjustments to taxation for:		
(18,305)	**(25,204)**	Fully imputed dividends received	**(3,335)**	(3,139)
(9)	**(58)**	Other non-assessable income	**(216)**	(234)
-	**14**	Non-deductible items	**1,354**	310
		Attributed foreign income	**-**	145
		Foreign rates other than 33%	**(707)**	(688)
(20)	**(49)**	Current year's taxation	**37,529**	30,445
9,325	**2,448**	Prior period	**(312)**	(710)
9,305	**2,399**	Income tax expense	**37,217**	29,735
		This is represented by:		
(9,325)	**2,399**	Current taxation	**36,339**	32,448
		Deferred taxation	**878**	(2,713)
(9,325)	**2,399**		**37,217**	29,735

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000
		4 DEBTORS AND OTHER CURRENT ASSETS		
		Trade receivables	**74,610**	75,827
		Less allowance for doubtful accounts	**(524)**	(280)
			74,086	75,547
27	**15**	Other debtors and prepayments	**17,468**	9,294
27	**15**		**91,554**	84,841

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		5 FINANCE RECEIVABLES		
		Receivable within one year	**372,574**	202,561
		Less provision for unearned interest	**(25,059)**	(17,035)
			347,515	185,526
		Less provision for bad and doubtful debts	**(6,474)**	(3,292)
		Net receivables due within one year	**341,041**	182,234
		Receivable beyond one year	**243,806**	78,440
		Less provision for unearned interest	**(14,078)**	(6,886)
			229,728	71,554
		Less provision for bad and doubtful debts	**(5,150)**	(1,442)
		Net receivables due beyond one year	**224,578**	70,112
		Total finance receivables	**565,619**	252,346

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000
		6 INVENTORIES		
		Materials	**46,114**	51,196
		Spare parts	**6,395**	6,578
		Finished products	**81,909**	81,208
			134,418	138,982

7 TAXATION

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
9,325	**2,448**	Balance at beginning of year	**(169)**	10,220
(9,305)	**(2,399)**	Total taxation expense in current year	**(36,339)**	(32,448)
2,428	**6,613**	Taxation paid	**37,690**	20,393
		Other movements	**260**	1,666
2,448	**6,662**	Balance at end of year	**1,442**	(169)
		This is represented by:		
		Taxation payable	**(702)**	(1,570)
2,448	**6,662**	Taxation recoverable	**2,144**	1,401
2,448	**6,662**		**1,442**	(169)

Parent 2003 $000	Parent 2004 $000			Consolidated 2004 $000	Consolidated 2003 $000
		8 PROPERTY PLANT AND EQUIPMENT			
		Land		**23,224**	22,779
			*	**23,224**	22,779
		Buildings		**95,695**	94,846
		Less accumulated depreciation		**4,739**	3,994
			*	**90,956**	90,852
		Leasehold improvements		**1,422**	834
		Less accumulated depreciation		**750**	169
				672	665
		Plant and equipment		**173,383**	134,145
		Less accumulated depreciation		**63,996**	33,564
				109,387	100,581
		Computer software		**17,984**	15,854
		Less accumulated depreciation		**7,779**	5,836
				10,205	10,018
		Capital projects		**17,718**	7,497
				252,162	232,392

* The independent valuation of land and buildings as at 31 March 2004 was $127.405 million.

9 INTANGIBLE ASSETS

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		Goodwill		
		Goodwill arising on acquisition of Farmers Finance	31,771	-
		Current years amortisation	(662)	-
		Balance at end of year	31,109	-
		Comprising		
		Goodwill (gross)	31,771	-
		Accumulated amortisation	(662)	-
			31,109	-
		Licenses		
		Licenses on acquistion of Farmers Finance	128,637	-
			128,637	-
		Current year amortisation	(2,680)	-
		Balance at end of year	125,957	-
		Comprising		
		Licenses (gross)	128,637	-
		Accumulated amortisation	(2,680)	-
			125,957	-

10 EMPLOYEE SHARE PLANS

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Plans to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% of market price, on terms permitted by the Plans in accordance with section DF7 of the New Zealand Income Tax Act 1974, with no interest being charged on the loans. The qualifying periods between grant and vesting date are 3 years. Dividends paid during the qualifying period on shares allocated to employees and under the Plans are paid to the employees. Voting rights on shares under the plans are exercisable by the employees under their Plans.

1,755,116 (2003 785,300 restated for 4 for 1 subdivision) shares are held by the Plans, being 0.7% (2003 0.3%) of the group's issued and paid up capital. As at 31 March 2004, all shares were allocated to employees, except for 52,120 (2003 31,832 restated for 4 for 1 subdivision). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the Scheme at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such shares are re-allocated to other employees by the Scheme. The total value of employee loans receivable is $2,763,000 (2003 $968,000).

Directors of the Employee Share Purchase Schemes are appointed by the company.

In addition, Fisher & Paykel Healthcare Corporation Limited, pursuant to the Separation Agreement dated 23 August 2001, administers loans for employee share purchase schemes, established by Fisher & Paykel Industries Limited before the separation, for the benefit of employees of Fisher & Paykel Appliances Holdings Limited.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for selected executives, managers and other selected employees working in the appliances and finance businesses. Under the plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares at an exercise price per share equal to the market value of a share on or around the date of option grant.
One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person(or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.
In the current year Fisher & Paykel Appliances Holdings Limited has not granted any options to purchase shares under the Share Option Plan (2003 3,740,000 restated for 4 for 1 subdivision).

Share Options	Number Granted	Exercise Price	Expiry Date
Options: (restated for 4 for 1 subdivision)			
Granted in November 2001	4,192,000	$ 2.305	November 2006
Granted in August 2002	3,740,000	$ 2.525	August 2007
Opening Balance	7,932,000		
Options exercised in current year	585,376		
Options lapsed in current year	40,000		
Closing Balance	7,306,624		

11 INVESTMENT IN FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

With the separation of Fisher & Paykel Industries Limited the Group retained 19,816,480 shares in Fisher & Paykel Healthcare Corporation Limited (FPHC) at a cost of $11.65 per share, equating to $230,861,992.

On 20 February 2004 the Group sold its entire shareholding in FPHC for $230,861,992.

12 INVESTMENTS IN SUBSIDIARIES

Parent 2003 $000	Parent **2004** **$000**	
148,669	**158,813**	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2004	2003	Principal activities
*	AF Investments Limited	NZ	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	100%	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	100%	100%	Consumer & Commercial Finance
	Fisher & Paykel Financial Services Limited	NZ	100%	100%	Consumer Finance
	Consumer Finance Limited	NZ	100%	100%	Consumer Finance
	Equipment Finance Limited	NZ	100%	100%	Commercial Finance
	Consumer Insurance Services Limited	NZ	100%	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	100%	100%	Machinery Manufacturer
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	100%	100%	Employee share purchase plan
*	Fisher & Paykel Australia Holdings Limited	Australia	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	100%	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	100%	100%	Manufacture of Appliances
	Fisher & Paykel Customer Services Pty Limited	Australia	100%	100%	Servicing of Appliances
	Fisher & Paykel (Singapore) Pte Limited	Singapore	100%	100%	Distribution of Appliances
	Fisher & Paykel Appliances Inc	USA	100%	100%	Distribution of Appliances
	Fisher & Paykel Appliances Limited	UK	100%	100%	Europe Representative Office

All subsidiaries have a balance date of 31 March.

* Fisher & Paykel Appliances Holdings Limited together with those above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

On 6 November 2003 the Company entered into an agreement with James Pascoe Limited (JPL) whereby a subsidiary of JPL acquired the shares in Farmers Holdings Limited, the ultimate holding company for the Farmers Group. The agreement stipulates that in substance the company has acquired the Finance and Farmers credit card busineses for a consideration of $188.7 million. The Farmers Group is separated into two distinct businesses resulting in JPL operating the Farmers retail chain and the company operating the Finance and Farmers credit card businesses. It is expected that the legal separation will be completed by mid 2004.

From 1 November 2003, the operating results of the Finance and Farmers Credit card businesses of the Farmers Group have been included in the Company's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	$ Millions
Total Assets	
Bank Balances	21.5
Investments	0.5
Finance Receivables	294.3
Plant and Equipment	0.2
Other Assets	4.7
	321.2
Total Liabilities	
Borrowings	(279.4)
Insurance and Warranty Provisions	(8.1)
Other Liabilities	(4.7)
Net Assets Acquired	29.0
Goodwill / Intangibles on Acquisition	160.4
Total Acquisition Cost	189.4
Capitalised Professional Fees	(0.7)
Acquisition Consideration	188.7
Contribution to operating profit before interest expense on acquisition term borrowings and taxation from 1 November 2003 to 31 March 2004	10.0

Parent 2003 $000	Parent **2004** **$000**		Consolidated **2004** **$000**	Consolidated 2003 $000
		13 DEFERRED TAXATION		
		Balance at beginning of year:		
		Deferred taxation	**19,583**	18,340
		Current year timing differences	**(878)**	2,713
		Exchange rate variance	**(1,215)**	(1,347)
		Other movements	**1,419**	(123)
		Balance at end of year:		
		Deferred taxation	**18,909**	19,583

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $18.9 million (2003: $19.6 million).

	Parent			Consolidated	
	2003	**2004**		**2004**	2003
	$000	**$000**		**$000**	$000

14 BANK OVERDRAFTS

	Consolidated 2004 $000	Consolidated 2003 $000
Bank overdrafts	**13,017**	7,008

Bank overdrafts in foreign currencies total:

USD	5.84 million	(2003, 2.74 million)
SGD	0.58 million	(2003, 0.41 million)
GBP	Nil	(2003, 0.71 million)
EURO	0.71 million	(2003, Nil)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 17.

15 PROVISIONS

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		Warranty		
		Balance at beginning of year - Current	**20,388**	17,961
		- Term	**14,058**	15,183
			34,446	33,144
		Current Year Provision	**31,279**	26,194
		Warranty Expenses incurred	**(26,257)**	(24,892)
		Balance at Year end - Current	**25,389**	20,388
		- Term	**14,079**	14,058
			39,468	34,446

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000

16 FINANCE BORROWINGS

		Consolidated 2004 $000	Consolidated 2003 $000
Secured borrowings			
(a) Debenture stock due for repayment:	(note 1)		
Within one year		**120,434**	122,583
Between one and two years		**34,677**	24,948
Over two years		**12,692**	15,030
		167,803	162,561
The average rate of interest is 6.0% (2003 6.3%).			
(b) Bank borrowings:	(note 1)		
At Call		**4,901**	4,803
Within one year		**42,322**	35,322
Over two years		**7,049**	16,130
		54,272	56,255
The average rate of interest is 5.7% (2003 6.1%).			
(c) Secured advances due for repayment:	(note 2)		
Within one year		**288,105**	-
		288,105	-
The average rate of interest is 5.5% (2003 -).			
Total secured borrowings		**510,180**	218,816
Total Finance borrowings		**510,180**	218,816
Due within one year		**455,762**	162,708
Due after one year		**54,418**	56,108
		510,180	218,816

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note

1. Debenture stock on issue is secured by first floating charge over the assets of Fisher & Paykel Finance Limited (FPFL) and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL, except Consumer Insurance Services Limited, are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a first charge over the assets of the Farmers finance and Farmers credit card businesses.

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		17 TERM BORROWINGS		
		Borrowing facilities due for repayment:		
		Current	**-**	-
		One to two years	**16,743**	44,079
		Two to three years	**-**	-
		Term	**16,743**	44,079

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 3.3%, 2003 5.0%).

Borrowings in foreign currencies total A$2.0 million (2003 A$18.9 million) and US$6.6 million (2003 US$3.0 million).

A Negative Pledge Agreement has been executed with a number of the Group's bankers. Major trading subsidiaries operating under a Negative Pledge Agreement together with the parent company are listed in note 12.

Parent			Consolidated	
2003	2004		2004	2003
$000	$000		$000	$000
		18 OTHER CURRENT LIABILITIES		
		Employee entitlements	**20,987**	17,850
		Other creditors and accruals	**32,204**	19,416
			53,191	37,266

Parent 2003 $000	Parent 2004 $000		Consolidated 2004 $000	Consolidated 2003 $000
		19 SHAREHOLDERS' EQUITY		
		261,670,096 ordinary shares issued and paid up (2003: restated for 4 for 1 share subdivision made on 14 November 2003 260,022,308). No ordinary shares issued and partially paid up (2003: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
547,925	**549,353**	Share capital brought forward	**549,353**	547,925
1,428	**4,257**	Issue of share capital	**4,257**	1,428
-	-	Repurchase of share capital	-	-
549,353	**553,610**	Share capital carried forward	**553,610**	549,353
(25,147)	**(22,241)**	Retained surplus brought forward	**31,370**	1,145
46,131	**73,962**	Profit after taxation	**85,306**	73,450
(43,225)	**(103,969)**	Dividends paid	**(103,969)**	(43,225)
(22,241)	**(52,248)**	Retained surplus carried forward	**12,707**	31,370
		RESERVES		
26,739	**48,668**	Reserves brought forward	**(4,943)**	447
21,929	**10,145**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**(1,199)**	(5,390)
48,668	**58,813**	Reserves carried forward	**(6,142)**	(4,943)
575,780	**560,175**	Total Shareholders' equity	**560,175**	575,780

The dividends are fully imputed. Supplementary dividends of $6,612,000 (2003 $2,428,000) were paid to shareholders not Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

20 CASH FLOW

Reconciliation of group profit to cash flows from operating activities

Parent 2003 $000s	Parent 2004 $000s		Consolidated 2004 $000s	Consolidated 2003 $000s
46,131	**73,962**	Profit after taxation	**85,306**	73,450
		Add/(deduct) non-cash items		
		Depreciation and writedown of fixed assets to recoverable amount	**28,044**	31,377
		Accrued Finance Group interest expense	**(77)**	(97)
		Accrued interest income	**(45)**	-
		Movement in provisions	**10,103**	1,302
9,325	**2,448**	Movement in deferred tax/future tax benefit	**(842)**	(1,243)
		Movement in working capital		
(581)	**34**	Payables and accruals	**8,617**	(6,579)
62	**13**	Debtors	**(3,740)**	14,363
		Finance Receivables	**33**	4,442
		Inventory	**4,564**	(16,708)
		Provision for taxation	**911**	10,389
		Amortisation of intangible assets	**3,342**	-
		Supplementary dividend paid	**6,612**	2,428
248	**(1,093)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**(2,376)**	(5,372)
55,185	**75,364**	Net cash flow from operations	**140,452**	107,752

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000
		21 IMPUTATION CREDIT ACCOUNTS		
21,617	**7,436**	Balance brought forward	**17,694**	22,744
4,685	**37,618**	Imputation credits attached to dividends received	**4,978**	7,183
		Taxation paid	**24,862**	6,633
(18,866)	**(44,690)**	Imputation credits attached to dividends paid to shareholders	**(44,690)**	(18,866)
7,436	**364**	Balance carried forward	**2,844**	17,694
		Imputation credits directly and indirectly available to shareholders as at 31 March 2004 are:		
		Parent	**364**	7,436
		Subsidiaries	**2,480**	10,258
		Balance carried forward	**2,844**	17,694

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000

22 CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

Parent			Consolidated	
2003	**2004**		**2004**	2003
$000	**$000**		**$000**	$000
23 COMMITMENTS				
		Capital expenditure commitments at 31 March 2004		
		Within one year	**16,630**	2,820
		Total	**16,630**	2,820
		Lease commitments under non-cancellable operating leases:		
		Within one year	**9,431**	8,055
		Between one and two years	**7,016**	6,832
		Between two and three years	**5,732**	5,011
		Between three and four years	**5,493**	4,060
		Between four and five years	**5,028**	4,042
		Over five years	**2,782**	6,655
			35,482	34,655

Operating lease commitments relate mainly to building occupancy leases.

		Consolidated	
		2004	2003
		$000	$000

24 CURRENCY

The following currency conversion rates have been applied at 31 March 2004:

		2004	2003
NZ$1.00 =	USD	**0.6630**	0.5525
	AUD	**0.8720**	0.9180
	GBP	**0.3608**	0.3505
	SGD	**1.1110**	0.9778
	EUR	**0.5340**	0.5105

25 FINANCIAL INSTRUMENTS PARENT COMPANY AND APPLIANCES GROUP

Management policies

The Appliances group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA and Singapore. The currency risk which the Appliances group is primarily exposed to is the New Zealand dollar against the Australian dollar, United States dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board.The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency Trade Risk

It is the Appliances group policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency Balance Sheet Risk

It is the Appliances group policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency Earnings Risk

It is the Appliances group policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options and forward exchange contracts.

Fair value

Estimated fair values of the Appliances group's financial assets and liabilities at 31st March 2004 are as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
[illegible] at bank	**2,714**	**2,714**	2,922	2,922
Debtors	**80,641**	**80,641**	80,533	80,533
Call borrowings and bank overdrafts	**(13,017)**	**(13,017)**	(7,008)	(7,008)
Term borrowings	**(16,743)**	**(16,743)**	(44,079)	(44,079)
Creditors	**(63,365)**	**(63,365)**	(56,615)	(56,615)
Foreign currency forward exchange contracts	**-**	**587**	-	12,944
Foreign currency forward exchange options	**-**	**(85)**	-	-
Interest rate swaps	**-**	**-**	-	-

Estimated fair values of the Parent Company's financial assets and liabilities at 31st March 2004 are as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**2**	**2**	2	2
Intergroup advances	**394,682**	**394,682**	203,928	203,928
Debtors	**15**	**15**	27	27

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances

Carrying amounts of these items are equivalent to their fair values.

Term borrowings

Fair value of term borrowings is estimated based on current market interest rates available to the Appliances group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements

Fair values are estimated based on the quoted market prices of these instruments at balance date.

[illegible]est rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date

Off balance sheet risk

The Appliances group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2004	2003
	$000	$000
Foreign currency instruments		
Purchase commitments forward exchange contracts	**13,830**	54,636
Sale commitments forward exchange contracts	**142,100**	126,015
Put option agreements purchased	**14,983**	-
Call option agreements sold	**14,983**	-

When considered appropriate the Appliances group enters into interest rate swaps to manage its exposure to fluctuations in floating interest rates. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2004	2003
	$000	$000
Interest rate swaps	**-**	-

Credit Risk

Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with Trading Banks. The Appliances group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances group incurs credit risk with trade receivables. The Appliances group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

26 FINANCIAL INSTRUMENTS FINANCE GROUP

Interest rate risk

Interest rate risk is regularly monitored and advice taken on likely trends. The Finance group's general policy is to match interest rate risk. However, this general policy may be varied, with Board approval, when considered appropriate. The policy also requires that interest rate exposures are regularly reported to the Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2004 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2004	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	565,619	182,316	158,725	136,659	87,919
Cash at bank	0.0%	16,170	16,170	-	-	-
Securities	6.0%	1,055	-	-	-	1,055
Other current assets	N/A	10,913	10,913	-	-	-
		593,757	209,399	158,725	136,659	88,974
Financial liabilities						
Retail deposits	6.0%	167,803	90,670	29,764	34,677	12,692
Wholesale borrowing	5.5%	342,377	342,377	-	-	-
Other current liabilities	N/A	19,284	19,284	-	-	-
		529,464	452,331	29,764	34,677	12,692
Balance sheet gap		64,293	(242,932)	128,961	101,982	76,282
Off-balance sheet financial instruments		-	156,926	(45,761)	(111,165)	-
Net effective interest rate gap		64,293	(86,006)	83,200	(9,183)	76,282

31 March 2003	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	13.1%	250,847	110,870	70,952	54,191	14,834
Cash at bank	0.0%	73	73			
Securities	5.5%	541	-	-	-	541
Other current assets	N/A	1,607	1,607	-	-	-
		253,068	112,550	70,952	54,191	15,375
Financial liabilities						
Retail deposits	6.3%	162,561	88,078	34,505	24,948	15,030
Wholesale borrowing	6.1%	56,255	56,255			
Other current liabilities	N/A	7,106	7,106	-	-	-
		225,922	151,439	34,505	24,948	15,030
Balance sheet gap		27,146	(38,889)	36,447	29,243	345
Off-balance sheet financial instruments		-	46,960	(35,912)	(11,048)	-
Net effective interest rate gap		27,146	8,071	535	18,195	345

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance group.

Credit Risk

Interest rate swaps have been entered into with Trading Banks. The Finance group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $565.6 million as at 31 March 2004 (2003 $250.8 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value

Estimated fair values of the Finance group's financial assets and liabilities at 31st March 2004 are as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Finance Receivables	**565,619**	**566,529**	250,847	251,824
Securities	**1,055**	**1,080**	541	556
Cash at bank	**16,170**	**16,170**	73	73
Debtors	**10,913**	**10,913**	4,308	4,308
Finance Borrowings	**(510,180)**	**(510,538)**	(218,816)	(219,409)
Other current liabilities	**22,686**	**22,686**	9,801	9,801
Interest rate swaps	**-**	**(294)**	-	(133)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft

Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities

Fair value of the Finance group's receivables and securities is estimated based upon current market interest rates available to the Finance group for receivables and securities of similar maturities.

Finance Borrowings

Fair value of the Finance group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance group for debt of similar maturities.

Interest rate swaps

values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

Interest rate swaps have been entered into in order to manage the Finance group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2004 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2004	2003
	$000	$000
Interest rate swaps	**197,200**	107,812

27 RELATED PARTY INFORMATION

On 23 August 2001, Fisher & Paykel Appliances Holdings Limited (FPAH) entered into a separation arrangement with Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited), to retain 19.4% of the ordinary shares in Fisher & Paykel Healthcare Corporation (FPHC) following separation. The separation arrangement agreement provided, among other things that;

Any asset or liability held by FPHC after the effective date of the separation that was properly attributable to FPAH, or any asset or liability held by FPAH that was properly attributable to FPHC, was to be transferred and assigned or novated to FPHC or FPAH as the case might be;

Assets or liabilities for which no proper attribution could be determined were to be attributed to each of FPHC and FPAH pro rata, in proportion to the respective values attributed to FPHC and FPAH as of the date of the separation arrangement agreement, unless each agreed to a different allocation;

FPAH and FPHC have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPHC to which FPAH require limited access, joint procurement, including product liability insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com", FPHC continuing to administer loans under existing employee share schemes, allowing FPHC to use two patents owned by FPAH, the retention of records and access to corporate information;

FPAH and FPHC would use their best endeavours to distinguish their respective businesses from each other; and

FPHC would indemnify FPAH for all losses, damages, liabilities, claims, costs and expenses that may be incurred by FPAH after the effective date of the separation relating to the healthcare business as carried on by Fisher & Paykel Industries Limited prior to the effective date of the separation and by FPAH after the effective date of the separation. FPAH would similarly indemnify FPHC in relation to the operation of the appliances and finance businesses.

Any claims made against FPAH that are properly attributable, in accordance with the separation arrangement agreement, to FPHC would require FPAH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPHC. No claims have been made to date.

On 20 February 2004, the Group sold its entire shareholding in FPHC.

As part of the sale arrangements, FPAH provided a customary form indemnity to FPHC. Because FPAH and FPHC were related parties at the time the indemnity was given, the amount payable under the indemnity by FPAH was required to be capped at the maximum amount permitted by New Zealand Exchange (NZX) Listing Rules without shareholder approval.

FPAH and FPHC agreed to apply to NZX for a waiver from the Listing Rules to enable the indemnity not to be limited in this manner, given shareholder approval is not ordinarily required for indemnities of this nature. NZX granted a waiver from Listing Rule 9.2.1 (Related Party Transactions) in respect of the indemnity. The conditions attached to the NZX's waiver were as follows:

(a) the waiver and its conditions were announced to the market; and

(b) the waiver was disclosed in FPAH's annual reports for the periods in which the agreement is in force, including a summary of the indemnity.

The waiver and its conditions were announced to the market on 7 April 2004.

28 SEGMENTS

The Group's principal activities are the manufacture and sale of household appliances with the major markets being Australia, New Zealand and the United States, and financial services in New Zealand.

Industry Segments

2004	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	853,311	75,243	10,106	938,660
Operating Profit before interest and taxation	102,109	17,690	10,106	129,905
Depreciation	(26,474)	(1,570)	-	(28,044)
Capital expenditure	43,272	1,431	-	44,703
Total assets	485,450	760,278	-	1,245,728

2003	Appliances	Finance	Investments	Consolidated operations
	$000	$000	$000	$000
Operating revenue	780,895	44,462	9,512	834,869
Operating Profit before interest and taxation	91,269	7,801	9,512	108,582
Depreciation	(28,699)	(2,678)	-	(31,377)
Capital expenditure	21,466	1,107	-	22,573
Total assets	468,270	265,779	230,862	964,911

29 EMPLOYEE REMUNERATION

The Appliances group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration	Number of employees		Remuneration	Number of employees	
$	**2004**	2003	$	**2004**	2003
100,000 – 110,000	**36**	23	250,001 – 260,000	**1**	1
110,001 – 120,000	**21**	23	260,001 – 270,000	**-**	4
120,001 – 130,000	**22**	22	270,001 – 280,000	**4**	-
130,000 - 140,000	**15**	7	280,001 – 290,000	**1**	1
140,001 – 150,000	**12**	9	290,001 – 300,000	**2**	2
150,001 – 160,000	**9**	9	300,001 – 310,000	**3**	3
160,001 – 170,000	**6**	9	310,001 – 320,000	**3**	-
170,001 – 180,000	**6**	6	320,001 – 330,000	**1**	-
180,001 – 190,000	**6**	7	330,001 – 340,000	**1**	1
190,001 – 200,000	**8**	3	340,001 – 350,000	**-**	2
200,001 – 210,000	**1**	1	400,001 – 410,000	**1**	-
210,001 – 220,000	**5**	2	420,001 – 430,000	**1**	-
220,001 – 230,000	**3**	2	430,001 – 440,000	**1**	-
230,001 – 240,000	**-**	1	510,001 – 520,000	**1**	-
240,001 – 250,000	**1**	3	590,001 – 600,000	**-**	1

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Preliminary final (tick)	Year ended ('current period')
98026263	X	31 MARCH 2004
		Year ended ('previous corresponding period')
		31 MARCH 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $NZ'000

Revenues from ordinary activities (item 2.1)	up/(down)	12.4	%	to	938,660
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	up/(down)	16.1	%	to	85,306
Net profit (loss) for the period attributable to members (item 2.3)	up/(down)	16.1	%	to	85,306

Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Franked amount per security
Final dividend (item 2.4)	11.5 ¢	N.A. ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5): **4 June 2004**

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing (see note 7)	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security ** based on shares on issue post subdivision	1.5	** 2.2

Control gained over entities having material effect

4.1 Name of entity (or group of entities)	FARMERS FINANCE & CREDIT CARD BUSINESSES
4.2 Date from which such profit has been calculated	1 NOVEMBER 2003
	$NZ'000
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	3,254
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)	N.A.
4.2 Date to which the profit (loss) has been calculated	
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable	14 June 2004
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	`4 June 2004
If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	Final dividend: Current year	**11.5** ¢	**N.A.** ¢	**N.A.** ¢
	Previous year ** based on shares on issue post subdivision	** **10** ¢	**N.A.** ¢	**N.A.** ¢

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans

N.A.

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	**NIL**	**NIL**
Income tax on ordinary activities	**NIL**	**NIL**
Profit (loss) from ordinary activities after tax	**NIL**	**NIL**
Extraordinary items net of tax	**NIL**	**NIL**
Net profit (loss)	**NIL**	**NIL**
Adjustments	**NIL**	**NIL**
Share of net profit (loss) of associates and joint venture entities	**NIL**	**NIL**

Compliance statement

8.0 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	**NEW ZEALAND ACCOUNTING STANDARDS**

9.0 This report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.



Sign here: .... (Company Secretary)

Date: **20 May 2004**

Print name: **Mark David Richardson**

Statement of Financial Performance
Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent			Notes	Consolidated	
2003 NZ$000	**2004 NZ$000**			**2004 NZ$000**	2003 NZ$000
55,470	**76,376**	Operating revenue	1	**938,660**	834,869
55,436	**76,361**	Operating profit before interest and taxation		**129,905**	108,582
-	-	Interest expense	2	**(7,382)**	(5,397)
55,436	**76,361**	Operating profit before taxation	2	**122,523**	103,185
(9,305)	**(2,399)**	Taxation	3	**(37,217)**	(29,735)
46,131	**73,962**	**Profit after taxation**		**85,306**	73,450

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

	2004	2003
Earnings per share	**0.33**	**0.28** *
Diluted earnings per share	**0.32**	**0.28** *

* Restated for 4 for 1 share subdivision made on the 14 November 2003.

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2004

Parent 2003 NZ$000	Parent 2004 NZ$000		Notes	Consolidated 2004 NZ$000	Appliances Group 2004 NZ$000	Finance Group 2004 NZ$000	Consolidated 2003 NZ$000	Appliances Group 2003 NZ$000	Finance Group 2003 NZ$000
		Assets							
		Current assets							
2	2	Cash and bank balances		18,884	2,714	16,170	2,995	2,922	73
27	15	Debtors and other current assets	4	91,554	80,641	10,913	84,841	80,533	4,308
		Finance receivables	5	341,041	-	341,041	182,234	268	181,966
		Inventories	6	134,418	134,418		138,982	138,982	
2,448	6,662	Taxation	7	2,144	2,144	-	1,401	1,401	
203,928	394,682	Intergroup advances							
206,405	401,361	Total current assets		588,041	219,917	368,124	410,453	224,106	186,347
		Non current assets							
		Property plant and equipment	8	252,162	244,360	7,802	232,392	224,685	7,707
230,862	-	Investment in Fisher & Paykel Healthcare Corporation Limited	11	-	-		230,862	230,862	
148,669	158,814	Investments in subsidiaries	12						
		Investment in finance group			227,122			37,033	
		Other assets		4,972	3,917	1,055	1,509	968	541
		Finance receivables	5	224,578	-	224,578	70,112	1,231	68,881
		Intangible assets	9	157,066		157,066			
		Deferred taxation	13	18,909	17,256	1,653	19,583	17,280	2,303
379,531	158,814	Total noncurrent assets		657,687	492,655	392,154	554,458	512,059	79,432
585,936	560,175	**Total assets**		1,245,728	712,572	760,278	964,911	736,165	265,779
		Liabilities							
		Current liabilities							
		Bank overdrafts	14	13,017	13,017		7,008	7,008	
		Trade creditors		52,252	52,252		45,946	45,946	
		Provisions	15	25,389	25,389		20,388	20,388	
		Finance borrowings	16	455,762		455,762	162,708		162,708
		Taxation	7	702	412	290	1,570	1,441	129
		Other liabilities	18	53,191	30,505	22,686	37,266	27,465	9,801
10,156	-	Intergroup borrowings							
10,156	-	Total current liabilities		600,313	121,575	478,738	274,886	102,248	172,638
		Term liabilities							
		Term borrowings	17	16,743	16,743		44,079	44,079	
		Finance borrowings	16	54,418		54,418	56,108		56,108
		Provisions	15	14,079	14,079		14,058	14,058	
		Total term liabilities		85,240	30,822	54,418	114,245	58,137	56,108
10,156	-	**Total Liabilities**		685,553	152,397	533,156	389,131	160,385	228,746
		Shareholders' equity							
575,780	560,175	Shareholders' equity	19	560,175	560,175		575,780	575,780	
		Investment in finance group				227,122			37,033
575,780	560,175	**Total shareholders' equity**		560,175	560,175		575,780	575,780	
585,936	560,175	**Total liabilities and shareholders' equity**		1,245,728	712,572	760,278	964,911	736,165	265,779

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 20 May 2004

G.A.Paykel
Chairman

J.H.Bongard
Managing Director and Chief Executive Officer

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent 2003 NZ$000	Parent **2004 NZ$000**		Notes	Consolidated **2004 NZ$000**	Consolidated 2003 NZ$000
		Cash flows from (used in) operating activities			
		Receipts from customers		**854,050**	757,068
		Financing interest and fee receipts		**69,199**	43,294
55,470	**76,376**	Dividends received		**10,184**	9,659
		Interest received		**564**	815
(285)	**(1,012)**	Payments to suppliers and employees		**(734,412)**	(665,079)
		Taxation paid		**(31,078)**	(17,965)
		Interest paid		**(28,055)**	(20,040)
55,185	**75,364**	Net cash flow from operations	20	**140,452**	107,752
		Cash flows from (used in) investing activities			
		Sale of fixed assets		**214**	18
		Principal on loans repaid by customers		**442,082**	273,644
		Purchase of fixed assets		**(44,703)**	(22,573)
		New loans to customers		**(468,754)**	(272,655)
		Acquisition of Finance Company		**(189,442)**	-
-	**230,862**	Sale of shares in Fisher & Paykel Healthcare		**230,862**	-
1,179	**-**	Investments other			
1,179	**230,862**	Net cash flow from (used in) investing activities		**(29,741)**	(21,566)
		Cash flows from (used in) financing activities			
248	**-**	Employee Share Purchase Scheme		**(1,917)**	459
		New term borrowings		**4,525**	39,818
		New finance borrowings		**49,532**	16,218
		Repayment of term borrowings		**(31,861)**	(54,612)
		Repayment of finance borrowings		**(36,902)**	(27,033)
-	**4,257**	Issue of share capital		**4,257**	-
(43,225)	**(103,969)**	Dividends paid		**(103,969)**	(43,225)
(2,428)	**(6,612)**	Supplementary dividends paid to overseas shareholders		**(6,612)**	(2,428)
(10,985)	**(199,902)**	Intercompany borrowings			
(56,390)	**(306,226)**	Net cash flows from (used in) financing activities		**(122,947)**	(70,803)
(26)	**-**	Net increase (decrease) in cash		**(12,236)**	15,383
28	**2**	Opening cash		**(4,013)**	(20,907)
		Cash obtained from acquisition of Finance Company		**21,457**	-
		Effect of foreign exchange rates		**659**	1,511
2	**2**	Closing cash		**5,867**	(4,013)
		Reconciliation of closing cash			
2	**2**	Bank		**18,884**	2,995
		Bank overdrafts		**(13,017)**	(7,008)
2	**2**			**5,867**	(4,013)

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2004

Parent 2003 NZ$000	Parent **2004 NZ$000**		Note	Consolidated **2004 NZ$000**	Consolidated 2003 NZ$000
549,517	**575,780**	**Shareholders' equity at the beginning of the year**		**575,780**	549,517
1,428	**4,257**	Issue of share capital	19	**4,257**	1,428
1,428	**4,257**			**4,257**	1,428
46,131	**73,962**	Profit after taxation		**85,306**	73,450
(43,225)	**(103,969)**	Dividends	19	**(103,969)**	(43,225)
21,929	**10,145**	Movement in revaluation reserve	19		
		Movement in currency translation reserve	19	**(1,199)**	(5,390)
575,780	**560,175**	**Shareholders' equity at the end of the year**		**560,175**	575,780

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.